Mail Stop 4561

May 11, 2007

Mr. Rex A. Copeland
Treasurer
Great Southern Bancorp, Inc.
1451 E. Battlefield
Springfield, MO 65804

> **Re: Great Southern Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-18082**

Dear Mr. Copeland:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Management's Discussion and Analysis

Selected Financial Data and Non-GAAP Reconciliation, page 64

1. Presentation of non-GAAP statements of income even when reconciled to reported results is potentially confusing to investors. Please remove such pro forma statements of income in all future filings. You may continue to include a narrative discussion of the non-GAAP financial measures that management uses when evaluating the company's performance provided you enhance your

disclosure to describe how specifically management's uses such non-GAAP financial information. Please provide us with your proposed future disclosure.

2.   We note your disclosure of non-GAAP per diluted share measure that excludes the impact of hedge accounting. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Financial Statements

Note 10 – Subordinated Debentures Issued to Capital Trust, page 119

3.   We note your disclosure that you entered into an interest rate swap agreement to effectively convert the fixed rate debt to variable rate. Please tell us whether you applied the "shortcut" method of assuming no ineffectiveness pursuant to paragraph 68 of SFAS 133 for this hedging relationship. If so, tell us how you considered the impact of any interest deferral provisions of the hedged item in determining that the hedge qualified for the "shortcut" method.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief